

January 13, 2014

Via E-mail
Cynthia A. Russo
Executive Vice President and Chief Financial Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046-2289

> **Re:** **MICROS Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 22, 2013**
> **File No. 000-09993**

Dear Ms. Russo:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Consolidated Financial Statements

Note 16. Segment Information, page 78

1. We note that you aggregated your three international operating segments, EAME (Europe, Africa and Middle East), the Pacific Rim, and Latin America, into one reportable segment, International, as the three international operating segments share many similar economic characteristics. We further note that you provide differing revenue growth/decline rates for your geographic regions in your Q4 FY2013 and Q1 FY2014 earnings conference calls. Please refer to ASC 280-10-50-11 and provide us with the following information with respect to your International reportable segment:

- provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services for your operating segments are similar, highlighting any significant differences in product/service mix;
- quantify the financial performance, revenues and profitability as internally measured/reviewed, for each operating segment for the last five years;
- describe how you considered the future financial performance of each of your operating segments when concluding that the economic characteristics of those segments are similar. As part of your response, tell us how you have concluded that your EAME operating segment unit is expected to have essentially the same future prospects as your other operating segments in view of the continuing economic challenges in Europe as disclosed on page 21 of Form 10-K. See ASC 280-10-55-7A-7C; and
- quantify and describe the relationship and trends between drivers of economic performance, including sales growth and margins, for your operating segments.

2.	We note that you provide revenue information in your earnings conference calls and investor presentations related to your three industry verticals. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units as it relates to your industry vertical markets:

- describe for us the company's internal management reporting process, including organization and reporting structure;
- identify any segment managers;
- describe how resources are allocated and performance is evaluated throughout your organization and for the vertical market focus areas; and
- describe for us the internal management reports, including the level of detail of financial information gathered and reviewed for your different vertical markets.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding these comments. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief